February 14, 2012

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Gogo Inc. Registration Statement on Form S-1 Filed December 23, 2011 File No. 333-178727

Dear Mr. Spirgel:

This letter sets forth the responses of Gogo Inc. (the “Registrant” or the “Company”) to the comments contained in your letter, dated January 19, 2012, relating to the Registration Statement on Form S-1 File No. 333-178727, filed on December 23, 2011 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 1, as well as four copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on December 23, 2011. Page references in the responses below are to Amendment No. 1.

General

1.	We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, dilution, capitalization, underwriting, information regarding the selling shareholders and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

In response to the Staff’s comment, the Company confirms that it will include the price, use of proceeds, dilution, capitalization, underwriting, information regarding the selling shareholders and all other required information in an amendment to the Registration Statement prior to any distribution of preliminary prospectuses. The Company further acknowledges that the Staff will require sufficient time to review the Registration Statement prior to any distribution.

2.	As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

In response to the Staff’s comment, the Company confirms that as soon as practicable, it will provide the Staff with a statement as to whether FINRA has cleared the amount of compensation to be paid to the underwriters. Further, prior to the effectiveness of the Registration Statement, the Company will provide the Staff a letter from FINRA, or a call from FINRA, informing the Staff that FINRA has no additional concerns.

3.	We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will file all required exhibits by amendment as soon as practicable.

4.	Please provide us with copies of additional artwork, if any, you intend to include on the inside front and/or inside back cover pages of the prospectus. In addition, please ensure that your artwork, such as the graphic on page 96, is readable. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

In response to the Staff’s comment, the Company undertakes to provide the Staff with copies of its artwork prior to circulating preliminary prospectuses. The Company further acknowledges that the Staff will require sufficient time to comment on the artwork and undertakes to provide the artwork in a timely manner.

5.	We note references throughout your prospectus to “flexible technology” (on pages 6 and 88), your intention to “retain technological network flexibility” (on page 87) as well as statements that your network and systems architecture is “technology-neutral” (on page 96). Please expand your disclosure to further explain these terms.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 93 and 102 to explain the terms “technological network flexibility”, “flexible technology” and “technology-neutral.”

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

6.	Please provide objective support for statements regarding the company or the company’s role in the marketplace. For example, provide support for the following:

•	Your statement that you deliver “ground-breaking” in-flight internet connectivity (page 1);

•

Your statement that you are the only provider of ATG broadband connectivity in the business aviation market and the largest reseller of Iridium satellite services to the business aviation market (page 2);

•	Your assertion that your systems are the lowest weight among competitive offerings (page 4);

•	Your belief that you have the most “cost efficient and scalable network” (page 4);

•	Your belief that you are the only provider of in-flight broadband internet connectivity that can cost effectively equip an airline’s entire North American fleet (pages 5 and 85);

•

Your statement that North America represents approximately 75% of the worldwide in-flight internet connectivity market and that Gogo equipped planes represented approximately 85% of North American aircraft that provide internet connectivity to their passengers (page 85);

•	Your reference to “award-winning” customer service (page 88); and

•	Your statement that Aircell has been recognized by the industry as a “provider of reliable and efficient equipment and services (page 99).

These are only examples of the types of statements for which you should provide objective support.

In response to the Staff’s comment, the Company has submitted to the Staff supplemental materials along with the paper copy of this letter containing the relevant excerpts from all third-party studies, reports, and articles regarding market and industry data cited or on which the Company relies, marked to identify the portions that support the disclosure included in the prospectus.

7.	Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data and surveys prepared by Egencia, International Air Transport Association and Forrester Research. Please highlight the specific portions that you are relying upon so that we can reference them easily. Please provide additional information about the Gogo-commissioned survey, including who conducted it as well as the size and scope of the survey. In addition, please file a consent from the relevant party for any analysis that was prepared specifically for this filing.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

In response to the Staff’s comment regarding industry analysis, the Company directs the Staff to the supplemental materials submitted to the Staff containing full copies of the market research data and surveys prepared by Egencia, International Air Transport Association and Forrester Research, as well as other market research data or information the prospectus cites or the Company relies on. The Company has additionally provided in the supplemental materials to Staff the portions of the analysis and reports upon which the Company has relied in preparing the disclosure in the prospectus. In response to the Staff’s comment regarding the Gogo-commissioned survey, the Company has revised the disclosures on pages 90 and 99 to reflect that the Company obtained these statistics through three separate surveys and to provide additional disclosure regarding the scope and size of each survey. In response to the Staff’s comment regarding consents for any analysis prepared specifically for this filing, the Company respectfully advises the Staff that no analysis was specifically prepared for this filing, and therefore, no consents have been provided.

Prospectus Summary, page 1

8.	We note your statement on page 1 (and throughout your prospectus) that you are the “world’s leading provider of in-flight connectivity and a pioneer in wireless in-cabin digital entertainment solutions.” Please expand your disclosure to provide the basis for your statement and clarify the measure by which you have determined your competitive position. See Item 101(c)(1)(x) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 and throughout the prospectus to specify the basis on which it believes it is the “world’s leading provider of in-flight connectivity.” In addition, the Company directs the Staff to the supplemental materials submitted to the Staff for the support underlying the statement that the Company is a “pioneer in wireless in-cabin digital entertainment solutions.”

The Gogo Advantage, page 3

9.	Please strive to eliminate repetitive disclosure in your prospectus summary. As just one example, your disclosure regarding your market position on pages 1 and 2 is also included on page 4. When eliminating unnecessary repetition, please balance and shorten your summary disclosure, particularly in the subsections “We are enabling the Connected Lifestyle In-Cabin,” “The Gogo Advantage” and “Growth Strategy.” For example, please balance the disclosure in these sections by providing the following context:

•	Disclose your operating losses for the periods presented as well as your expectation that you will continue to generate net losses in future periods (as disclosed on page 29);

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

•

Address the risk that you will experience significant capacity constraints beginning in the second half of 2013 (or sooner), unless your airline partners adopt and you successfully install your ATG-4 service on the expected timeline (as discussed on page 15);

•	Address the risks associated with American Airlines’ pending bankruptcy proceedings;

•

Address the risk that you expect to rely more heavily on satellite technology in future periods, which will diminish the benefit of the technological advantage your ATG network currently provides you (as discussed on page 17); and

•

Clarify that you will not be able to expand internationally until the launch of the first Inmarsat-5 satellite, which is currently scheduled for mid-2013, assuming you enter into a definitive agreement with Inmarsat. Your disclosure should address whether competitors may be able to offer these services sooner.

In response to the Staff’s comment, the Company has revised the disclosure in the summary of the prospectus to reduce the amount of repetitive disclosure. In addition, to balance the summary disclosure, the Company has added the caption “Our Risks” on page 7 of the summary of the prospectus to provide additional clarification concerning certain future expectations, risks and expansion.

10.	To provide context, please disclose the portion of your revenue in recent fiscal periods attributable to each segment.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 to provide the portion of revenue in recent fiscal periods attributable to the BA and CA segments.

11.	You disclose on page 1 that you have “provided more than 15 million Gogo sessions to more than 4.4 million registered unique users.” Please explain what a session is so that readers can understand how this relates to your generation of revenues. Also explain what a registered user is and whether a person could have more than one registration.

In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 2 and 87.

12.	On page 2, you disclose historical information about your “gross passenger opportunity.” Please explain how you calculate “gross passenger opportunity.” Explain how you arrive at your estimate of the aggregate number of passengers who board commercial aircraft on which Gogo service has been made available, per your definition on page 13. In this regard, clarify whether your estimate is based upon the actual capacity of the flights equipped with your technology, the maximum potential capacity of the flights or some other measure.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 53 and added a cross-reference on page 3 to such revised disclosure to explain the methodology the Company applies to estimating its “gross passenger opportunity.”

13.	Please balance the disclosure of your consolidated revenues on page 2 with disclosure of your net income (loss) for the same periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 13 to include the disclosure of net loss for the year ended December 31, 2010 and nine months ended September 30, 2011.

14.	We note your disclosure of “consolidated Adjusted EBITDA” on page 2. Briefly explain why you are presenting this non-GAAP measure and why you use this measure.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 to explain why the Company has presented Adjusted EBITDA.

Organizational Structure and History, page 6

15.	Please remove the information under the subsections “Ripplewood Holdings L.L.C.” and “Oakleigh Thorne” as this information does not appear to be a key aspect of the offering. Furthermore, it is not clear what bearing these shareholders’ investments in other companies have to the company and its offering.

In response to the Staff’s comment, the Company has revised the disclosure formerly on page 6 to delete the subsections “Ripplewood Holdings L.L.C.” and “Oakleigh Thorne.”

Risk Factors

“We are dependent on existing agreements with our airline partners to be able to access our customers...,” page 14

16.	Quantify the portion of your consolidated revenue attributable to contracts with airline partners who have the right to terminate their contracts if: (i) you breach your service level agreements; (ii) another company provides an alternate commercially-available connectivity service that is a material improvement over Gogo Connectivity; (iii) you experience installation delays; or (iv) either the percentage of passengers using your service or the airlines’ revenue share fall below certain thresholds. Address whether Panasonic Avionics offerings could be considered a “material improvement” over your Gogo Connectivity.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

In response to the Staff’s comment, the Company has revised the disclosure on page 15. In addition, the Company respectfully advises the Staff it has not quantified the portion of CA revenue with the attributes specified. The Company believes that doing so would disclose commercially sensitive and confidential information that could harm the Company’s relationships with its airline partners and would make available sensitive information to the Company’s competitors, its current and future airline partners and other parties, thereby placing the Company at a significant competitive disadvantage. The Company respectfully advises the Staff that it does not currently believe that any of its competitors’ current offerings, including those of Panasonic Avionics, could be considered a material improvement over Gogo Connectivity such that it would trigger a contractual right of termination.

“Our network infrastructure and bandwidth may not be able to accommodate the expected growth…,” page 15

17.	Address the anticipated time and cost (to both you and your customers) involved in installing your ATG-4 Service on the aircraft of existing customers. We note that you will experience significant capacity constraints beginning in the second half of 2013 (or sooner) if these installations are not completed on your anticipated schedule. Address whether you anticipate that American Airlines will upgrade to this service in light of its pending bankruptcy proceedings.

The Company respectfully advises the Staff that given the fact that none of its airline partners has contractually agreed to upgrade its service as of the date of this letter, the Company is unable to estimate with any certainty when the installation of ATG-4 equipment and service will occur or how long the installation will take. In response to the Staff’s comment regarding the anticipated cost to the Company and its customers for installing equipment for ATG-4 service, the Company respectfully advises the Staff that due to the confidential and commercially sensitive nature of certain provisions of the Company’s connectivity contracts with its airline partners and the Company’s anticipated negotiation with airline partners concerning the allocation of costs of installing and upgrading to alternative technologies, including ATG-4, disclosure of such information could harm the Company’s relationships with its airline partners and would give sensitive information to the Company’s competitors, its current and future airline partners and other parties, thereby placing the Company at a significant competitive disadvantage. However, the Company has revised the disclosure on page 16 to give investors a sense for the magnitude of the potential financial impact on the Company of an upgrade to ATG-4. The Company further respectfully advises the Staff that given the uncertainty surrounding the bankruptcy process generally and the nature of American Airlines’ other priorities, the Company is unable to reasonably estimate with any certainty when or if American Airlines will upgrade to ATG-4.

“Competition from a number of companies could result in price reduction…,” page 17

18.	Expand the caption of this risk factor or create a new risk factor to specifically address the risk that you expect to rely more heavily on satellite technology, which will diminish the benefit of the technological advantage you believe your ATG network provides to you.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

In response to the Staff’s comment, the Company has revised the disclosure on page 18 to specifically address the risk that it expects to rely more heavily on satellite technology.

“Our CA business has a limited operating history,” page 17

19.	Please further explain the basis for your belief that your limited operating history may make it difficult to evaluate your CA business. We note that your Gogo Connectivity service has been in use for more than three years.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 to provide the basis for its belief that its limited operating history may make it difficult to evaluate its CA business.

“We generally do not have guaranteed future sales of our equipment…,” page 21

20.	To provide context, address any historical difficulties you have had anticipating future volume of orders or cancellations, reductions or delays by customers. Also disclose any historical experience you have had with cost overruns.

The Company respectfully advises the Staff that, to date, it has not had any historical difficulties in anticipating future volume of order or cancellations, reductions or delays by customers or material cost overruns as a result of entering into fixed-price contracts for equipment, and therefore, it believes that no additional disclosure is necessary.

“If we fail to meet agreed upon minimums…,” page 24

21.	Please quantify the portion of your supply contracts that contain specified minimum purchase requirements and address any historical experiences in which you have been unable to meet these requirements.

In response to the Staff’s comment, the Company has revised the disclosure on page 26 to indicate which supply contracts contained minimum purchase requirements. The Company respectfully advises the Staff that, to date, it has not had any historical experiences in which it has been unable to meet these requirements.

“Our use of open source software could limit our ability to commercialize our technology,” page 25

22.	Please define “open source software.”

In response to the Staff’s comment, the Company has revised the disclosure on page 27 to clarify the term “open source software.”

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

“We have incurred operating losses in every quarter since we launched the Gogo service…,” page 29

23.	We note your expectation that your costs will increase in future periods and that you expect to continue to expend “substantial financial and other resources” on your technology roadmap, international expansion and general administrative costs. Please quantify such expenses.

In response to the Staff’s comment, the Company respectfully advises the Staff that while it expects to continue to expend substantial financial and other resources on its technology roadmap and international expansion, the Company does not believe it is possible to accurately predict or estimate the amount of these costs at this time. The amount and timing of these costs are subject to numerous variables, including the availability and costs associated with certain next-generation technologies, including ATG-4 and Ka-band and other satellite technology, and costs related to international expansion. Accordingly, the Company has revised the disclosure on page 31 to further describe these costs, but has not quantified these expenses because it believes doing so would imply a level of precision that does not yet exist and may therefore be potentially misleading to investors.

“Our possession and use of personal information and the use of credit cards by our customers...,” page 31

24.	Expand this risk factor to specifically address your obligations under the FCC’s Customer Proprietary Network Information rules, the FTC Act and the state data security obligations discussed on page 102 of your prospectus. In addition, identify any historic experience you have with breached security of your networks.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 to address the Company’s obligations under the FCC’s Customer Proprietary Network Information rules, the FTC Act and state data security obligations. The Company respectfully advises the Staff that, to date, it has not experienced any material data security breaches.

Use of Proceeds, page 42

25.	Please provide more specific and quantified disclosure regarding your intended use of the offering proceeds. In this regard, we note that you historically have had net losses and that you have specific plans for growth and technology enhancements that you discuss throughout the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 to specify certain potential uses for the proceeds of the offering. The Company respectfully advises the Staff that, to date, the Company has not yet made any decisions with respect to the specific allocation of the net proceeds of the offering. In addition, based on the Company’s current cash and cash equivalent balances and anticipated cash flows from operations, the Company does not expect that it will need to use any of the net proceeds of the offering for any particular general corporate purpose for the next 12 months. The Company will revise the disclosure in the section titled “Use of Proceeds” to reflect the intended uses of proceeds and related allocation of those proceeds once determined.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

26.

Please enhance the overview of your management’s discussion and analysis to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

financial condition or results of operations. For example, your disclosure should address the cost of developing additional cell sites in each of the next several years (as discussed on page 96), as well as the costs of implementing your Technology Roadmap (as discussed on page 97) and your international expansion (page 29).

In response to the Staff’s comment, the Company has revised the disclosure on page 52 to enhance the overview of its management’s discussion and analysis to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on its financial condition or results of operations.

Revenue, page 51

Commercial Aviation, page 52

27.	Quantify the portion of the service revenue for the CA segment that is derived from (i) purchases of individual sessions or packages, (ii) fees paid by third parties who sponsor free or discounted access to Gogo Connectivity, (iii) Gogo Signature Services and (iv) fees paid by passengers for access to Gogo Vision. Discuss any trends in the sources of your revenues.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 to provide additional disclosure regarding certain trends in the sources of its CA service revenues. In addition, the Company respectfully directs the Staff to the tabular disclosures on pages 66, 71 and 76, which present quantitative information concerning the portion of CA’s service revenues derived from various components.

28.	Disclose the share of revenue from your customers’ connectivity payments that you typically remit to the airlines.

The Company respectfully advises the Staff that its connectivity agreements with its airline partners are confidential and that the exact revenue share percentage with a particular airline partner is the product of extensive negotiation. As such, the Company respectfully submits that the negotiated revenue share with each of the Company’s airline partners is commercially sensitive information which, if disclosed, would provide valuable insight to the Company’s competitors, other airline partners and other parties and thus place the Company at a significant competitive disadvantage.

Cost of Service Revenue, page 52

29.	Expand your disclosure to address the impact the expected increases in revenue share percentages earned by your airline partners will have on your results of operations in future periods.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

In response to the Staff’s comment, the Company has revised the disclosure on page 67 to address the impact the expected increases in revenue share percentages earned by its airline partners under existing connectivity agreements will have on its results of operations in future periods.

30.	Explain why you believe the share of your connectivity agreements under which your airline partners make upfront payments for your ATG equipment will increase in future periods.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 to address why it believes the share of its connectivity agreements under which its airline partners make upfront payments for its ATG equipment will increase in future periods.

General and Administrative Expenses, page 54

31.	Please quantify the additional general and administrative expenses you expect to incur as a result of being a public company.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 to reflect the Company’s belief that the additional general and administrative expenses expected to be incurred as a result of being a public company will be immaterial.

Critical Accounting Estimates, page 54

Indefinite-Lived Asset, page 55

32.	We refer to your disclosures on page 55 where you describe the critical accounting estimates associated with your indefinite-lived intangible asset, FCC license. You state that you believe the Relief from Royalty method is the most appropriate method for analyzing the fair value of your FCC license. This valuation method is based on the premise that the only value that a purchaser of the assets receives is the exemption from paying a royalty for its use. It is unclear to us why you believe that this model is the most appropriate for determining the fair value of your FCC license. Please tell us what analysis you performed to assess the reasonableness of your conclusions and how you considered other income approaches, such as the Greenfield approach. If you did analyze your conclusions using other methodologies, please tell us if the fair value determined under the Relief from Royalty method would be materially different from the fair value determined under the Greenfield or other methodologies. In addition, please revise to describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method and the uncertainty associated with those assumptions.

In response to the Staff’s comment concerning the methodologies used to determine fair value for the Company’s annual impairment test of the FCC spectrum license, the Company respectfully advises the Staff that in performing its impairment assessment in 2010, it considered the following three approaches in order to determine which was the most appropriate method to test its FCC

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

spectrum license: (i) cost approach, based on the principal of substitution; (ii) market approach—sales comparison method; and (iii) income approach, which includes the Relief from Royalty and Greenfield methods. As the Company’s FCC spectrum license is for an air-to-ground spectrum and there have been very infrequent sales of such air-to-ground spectrum licenses, the Company does not believe that the cost and market approaches are appropriate methods to test its FCC spectrum license due to its unique nature. As such, the Company determined that the market value of the FCC spectrum license is most appropriately based on an income approach.

In considering the valuation options under the income approach, the Company determined that the Relief from Royalty method provided a more reliable fair value measurement and therefore was more appropriate in the circumstances. In considering the Relief from Royalty method, the Company was able to observe publicly available information on licensing arrangements within the telecommunications industry and use those arrangements to provide a range of royalty rates that would likely be indicative of royalty rates a market participant would pay to use the FCC spectrum. In considering the Greenfield methodology, the Company did not believe it could obtain sufficient and reliable data that a market participant might use for preparing a valuation under such methodology. While the Company has its own data as to start-up and other costs, given the early-stage nature of the in-flight broadband industry, the lack of direct competitors who use a similar air-to-ground technology and the limited publicly available information about its competitors, the Company could not identify other corroborating data that would be sufficiently reliable in order to determine the assumptions a market participant might use in valuing the FCC spectrum license under a Greenfield methodology. Given the independently available observable inputs identified in the Relief from Royalty method, the Company believes the Relief from Royalty method provides a more reliable fair value measurement, and therefore, the Company chose to use only that method for valuing its FCC spectrum license.

The Company will continue to review the Greenfield method in future periods to determine if sufficiently reliable market participant assumptions can be developed, and the cost and market approaches in the event sufficient sales of air-to-ground spectrum licenses occur such that reliable comparisons exist, and if so, the Company will consider including these methods as part of its annual impairment analysis.

In response to the Staff’s comment to include additional qualitative and quantitative estimates and assumptions used in its valuation, the Company has revised the disclosure on page 58.

Derivative Liabilities and Fair Value Derivative Adjustments, page 55.

33.	Please revise the disclosure of your critical accounting estimates to describe in more detail the probability-weighted expected return method and the significant estimates and assumptions involved. Discuss how this method is used in connection with an income approach in estimating the fair value of derivatives, preferred stock and common stock.

In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and 59.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

Share-Based Compensation, page 56

34.	We refer to your discussion of the analyses you perform in order to estimate the fair value of the common stock underlying your stock options. Please revise to provide a description of the assumptions used in estimating the fair value of the underlying stock and the options granted. In this regard, please include a table disclosing the following: the number of options granted; the exercise price; fair value of the underlying stock; and the fair value of the options granted during 2010 and 2011. In addition, please include narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during 2010, 2011 and 2012, if applicable. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions. We may have additional comments when you disclose the anticipated offering price.

In response to the Staff’s comment, the Company has revised the disclosure concerning share-based compensation on pages 59-62.

Years ended December 31, 2009 and 2010

Revenue, page 65

35.	Expand your disclosure to include management’s assessment of why the rate of revenue increases for the CA segment was materially greater than the BA segment growth for this period. Your revised disclosure should indicate whether you believe this is a trend that will continue in future periods.

In response to the Staff’s comment, the Company has revised the risk factor disclosure on page 19 to address the possibility that historical growth of its CA business may not be indicative of future growth. In addition, the Company respectfully advises the Staff that it has not revised the disclosure on pages 70-71 because it believes doing so is not meaningful or necessary for investors to understand and assess the Company’s business. The performance and condition of the Company’s BA and CA businesses are independent of one another based on their significantly different (i) sources of revenues and customers served, (ii) expenses and suppliers, and (iii) business models. In addition, the recent historical performance and condition of the Company’s BA and CA segments has differed in part due to the fact that BA has operated for almost twenty years while CA began operating in 2008, and we expect this difference in business maturation to continue to affect the segments’ relative performance and condition. As such, the Company believes that disclosure of one segment’s performance as compared to the other would imply a correlation between the two that does not exist, which could be potentially misleading to investors.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

Liquidity and Capital Resources, page 73

36.	We refer to your discussion of liquidity and capital resources and note the significant historical fluctuations in your cash flows resulting from the evolution of your business during the past three years. Although you indicate that your operations will continue to require significant capital expenditures for technology, equipment, capacity expansion and upgrades and that you anticipate an increase in spending in the fourth quarter of 2011, it is not clear how and to what degree you anticipate your cash requirements, both sources and uses, to change in the short- and long-term. Please revise to describe, from management’s perspective, any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. This analysis should address your current net losses from operations as well as your expectation that your costs will increase in future periods and you will continue to expend “substantial financial and other resources” on your technology roadmap, international expansion and general administrative costs (as noted on page 29). Provide a discussion of prospective information regarding your short- and long-term sources of, and needs for, capital. Generally, short-term liquidity and short-term capital resources cover cash needs up to 12 months into the future and longer.

In response to the Staff’s comment, the Company has revised the disclosure on page 79.

Contractual Obligations and Commitments, page 77

37.	Disclose the nature of the “purchase obligations” reflected in this table.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 to disclose the nature of “purchase obligations” reflected in the Contractual Obligations and Commitments table.

Business, page 81

Growth Strategy

Expand Commercial Aircraft Footprint, page 86

38.	Please explain how you have a “unique ability” to cost-effectively equip commercial aircrafts.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 to specify the basis on which it believes it has the “unique ability to cost-effectively equip each commercial aircraft type in an airline’s fleet.”

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

Drive Consumer Adoption and Monetization, page 87

39.	Please clarify the “type of sponsored access promotions and other targeted incentives” you intend to offer to users. We note your statement on page 61 that you anticipate your sponsorship revenue will decline as a percentage of total service revenue in future periods. Your disclosure should address who will bear the cost of these promotions.

In response to the Staff’s comment, the Company has revised the disclosure on page 93.

40.	Expand your disclosure to provide further information about the new distribution channels and methods referenced in this section.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 to provide further information about the Company’s current plans for new distribution channels and methods.

Grow Business Aviation, page 88

41.	Please expand your description of the Aircell Smartphone and the status of its development. Please provide the basis for your statement on page 92 that you expect it to offer the “highest voice quality available.”

In response to the Staff’s comment, the Company has revised the disclosure on page 98 to describe the features and development of the Aircell Smartphone and to provide the basis for the Company’s expectation that it will offer the “highest voice quality available.”

Gogo Service and Product Offerings, page 88

42.	Explain how you obtain the content you offer through Gogo Vision.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 to explain how the Company obtains content offered through Gogo Vision.

43.	Please indicate whether you have contracts with the media partners who sponsor the free entertainment and informational services and products you provide to passengers.

In response to the Staff’s comment, the Company has revised the disclosure on page 96. In addition, the Company respectfully advises the Staff that while it has entered into contracts with media partners to provide sponsored content and exclusive e-commerce access, offers and other services through the Company’s in-air website, to date, it has not entered into any agreements with media partners to sponsor the entertainment and informational services and products the Company offers.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

Airline Partners and Contracts, page 93

44.	We note that you “generally” have the exclusive right to provide passenger internet connectivity services on Gogo installed aircraft throughout the term of your agreement. Please explain the circumstances in which you do not have such an exclusive right.

In response to the Staff’s comment, the Company has revised the disclosure on page 100.

Technology Infrastructure, page 95

45.	Please revise to clarify how your network and technology platform are proprietary.

In response to the Staff’s comment, the Company has revised the disclosure on page 102 to clarify why the Company’s network and technology platform are considered proprietary.

Our Technology Roadmap, page 97

46.	Provide additional information about your technology roadmap and how you intend to roll out your ATG-4 service. Clarify whether it would replace or supplement your existing ATG service for both existing and new customers. We note that it will require installation of additional or new equipment. Indicate whether any of your airline partners have agreed to adopt your ATG-4 service and the cost involved in implementing such service. In addition, please address the extent to which you plan to use Ka-band and other satellite technology.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 to provide additional information regarding its technology roadmap, including disclosures concerning ATG-4 and Ka-band and other satellite technology. In response to the Staff’s request to indicate the costs involved in implementing its ATG-4 network, the Company respectfully advises the Staff that due to the confidential and commercially sensitive nature of certain provisions of its airline connectivity contracts with its airline partners and the Company’s anticipated negotiations with airline partners concerning the allocation of costs of installing and upgrading to alternative technologies, including ATG-4, disclosure of such information could harm the Company’s relationships with its airline partners and would make available sensitive information to the Company’s competitors, its current and future airline partners and other parties, thereby placing the Company at a significant competitive disadvantage.

47.	Provide the basis for your statement on page 98 that the next generation of Ka-band or other satellite technology is expected to offer a significant per gigabyte cost advantage and capacity improvements over current alternatives for providing broadband connectivity.

In response to the Staff’s comment, the Company directs the Staff to the supplemental materials for the Staff’s review containing the basis for the statement that the next generation Ka-band is expected to offer a significant per gigabyte cost advantage and capacity improvements over current alternatives for providing broadband connectivity.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

Equipment Certification, page 102

48.	Please clarify whether you have obtained the necessary FCC certifications with respect to all of the equipment you currently use. If you have not yet obtained any such certifications, discuss any possible fines or other penalties that may be imposed by the FCC or other organizations.

In response to the Staff’s comment, the Company has revised the disclosure on page 109.

Privacy and Data Security-Related Regulations, page 102

49.	Please expand your disclosure to address the application of and your compliance with The Children’s Online Privacy Protection Act.

In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe The Children’s Online Privacy Protection Act (COPPA) is applicable to its services because (i) the Company’s services are not targeted to children under the age of 13 and (ii) the Company does not have “actual knowledge,” as would trigger an obligation of compliance with COPPA, that it has collected any personal information of any children under the age of 13. Further, the Company respectfully advises the Staff that it explicitly states in its posted privacy policy that it does “not intentionally gather Personal Information about Users who are under the age of 13.” Accordingly, the Company has not revised its disclosure on page 109 to address the application of and its compliance with COPPA.

Privacy, page 103

50.	We note your disclosure that you collect information about your users and use such information to customize and personalize advertising content for your users. Please clarify whether you provide such information to third parties.

The Company respectfully advises the Staff that it currently provides personal information, including contact information and other account information, to third parties only in limited circumstances that are described in the Company’s privacy policy. These circumstances include (i) providing certain personal information of roaming partner users to the applicable roaming partner and airline partners, (ii) providing personal information to third-party service providers who work on behalf of or with the Company to provide the Gogo service, but these service providers do not have any independent right to share this information, (iii) sharing some or all of a passenger’s personal information with the Company’s affiliates in which case the Company requires its affiliates to honor the Company’s privacy policy and (iv) providing personal information as required by law or by law enforcement officers acting under the color of law, or if the Company believes in good faith that such disclosure is necessary to: (a) comply with relevant laws or to respond to subpoenas or warrants served on it; or (b) protect or defend the rights, property, or safety of Gogo, the passenger, other users, or third parties. Third parties who deliver content or advertisements on the Gogo platform may collect (via tracking technologies like cookies or web beacons) and use anonymous information, not associated with a passenger’s contact information, regarding passengers’ interaction with the content or advertisements that they deliver and with which passengers interact.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

51.	Please identify any other industry standards applicable to your use of information and indicate your compliance with such measures.

In response to the Staff’s comment, the Company respectfully advises the Staff that there are a number of voluntary self-regulatory standards for the online services industry that are continually evolving and changing. The Company evaluates and considers the application of these voluntary standards to its business practices, and from time to time revises its business methodologies as part of its effort to follow recognized industry best practices with respect to online data collection and handling. Consistent with such best practices, the Company’s Privacy Policy provides to customers clear disclosures and transparency into its data collection, use and sharing practices, and provides meaningful choices to users, principally via opt-in/opt-out alternatives, with respect to how their data is collected, used and shared.

Principal and Selling Stockholders, page 132

52.	We note that you have excluded from the beneficial ownership amounts of persons listed in the table shares of common stock owned by other parties to the current stockholders’ agreement prior to the offering of which the listed persons may share beneficial ownership. Please explain why.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has excluded from the beneficial ownership amounts of persons listed in the table shares of common stock owned by other parties to the current stockholders’ agreement of which the listed persons may share beneficial ownership because (i) nearly all of the Company’s stockholders are parties to the current stockholders’ agreement such that the parties to the stockholders’ agreement hold approximately 85% of the common stock of the Company on an as-converted basis prior to the offering and (ii) the current stockholders’ agreement will terminate in accordance with its terms upon the closing of this offering. As a result, the Company believes that the current disclosure provides potential investors with a more accurate picture of the beneficial ownership of its common stock, particularly on a post-offering basis.

Related Party Transactions, page 136

53.	We note your disclosure that you have included a description of certain related party transactions in this section. However, there is no such disclosure. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 141 to specify the Company’s prior related party transactions.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

Notes to Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

Revenue Recognition, page F-28

54.	We refer to your revenue recognition policies associated with your CA segment. On page 91 you state that Gogo recognizes revenue when the advertiser pays for a marketing campaign and when platform partners pay for placement on the Gogo platform. Please revise to clarify your revenue recognition policy on page F-28 for fees paid by third parties to advertise on or enable ecommerce transactions through your airborne portal. Specifically address whether or not revenue from these arrangements is deferred in any case and recognized over a period of time.

In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and F-28.

Note 13 Income Tax, page F-50

55.	You disclose that you evaluate the need for valuation allowances on the net deferred tax assets. We note that the amount of the valuation allowance at December 31, 2010 exceeds the amount of net deferred tax assets. With a view towards clarifying your disclosures, tell us how you applied the guidance in ASC 740 in calculating the amount of the valuation allowance.

In response to the Staff’s comment, the Company respectfully advises the Staff that its total deferred tax assets, as of December 31, 2010, as disclosed in the notes to the financial statements, are $56,191, which includes a net deferred tax asset related to its intangible assets of $16,783. The Company notes, however, that while its intangible assets in total result in a net deferred tax asset, it has one intangible asset, its FCC license, which creates a deferred tax liability in the amount of $3,210, as of December 31, 2010, that is netted within the $16,783 total. As the Company’s intangible assets in total are in a net deferred tax asset position, the Company has reflected them as such, rather than separating the deferred tax related to individual intangible assets. When the Company evaluated the need for a valuation allowance on the net deferred tax assets, it recognized that ASC 740 does not permit a company to use the reversal of a deferred tax liability related to an indefinite-lived asset to be used as a source of taxable income to support the realization of deferred tax assets that expire. About one-half of the Company’s deferred tax assets relate to net operating loss carryforwards, which will expire in 20 years, with the remaining deferred tax assets expected to reverse prior to the date the net operating loss carryforwards expire. As the FCC license is an indefinite-lived asset, its related deferred tax liability is not expected to reverse into taxable income and, therefore, such reversal cannot be used to ensure the realization of the deferred tax assets associated with the Company’s net operating loss carryforwards. As a result, the deferred tax liability related to the FCC license, which is included on a net basis within the deferred tax asset related to intangible assets of $16,783, must be excluded when determining the necessary valuation allowance on the Company’s deferred tax assets, thus, the Company determined that $58,862 was the appropriate valuation allowance.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

56.	Disclose the tax years that remain subject to examination by major tax jurisdictions. Refer to the guidance in ASC 740-10-50-15.

In response to the Staff’s comment, the Company has revised the disclosure on page F-53.

Exhibits

57.	Please file all your material agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. For example, please file your material debt agreements, your material lease agreements, your in-flight connectively services software development agreement, your spectrum manager lease agreement with SkySurf Canada Communications Inc. and your agreements with Delta Air Lines, American Airlines and Gulfstream Aerospace Corporation.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company undertakes to file all material agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K as soon as practicable. The Company respectfully advises the Staff that it does not believe the agreements with SkySurf Canada Communications Inc. or Gulfstream Aerospace Corporation are material within the meaning of Item 601(b)(10) of Regulation S-K, and therefore, it does not intend to file these agreements as exhibits.

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Mr. Larry Spirgel U.S. Securities and Exchange Commission	February 14, 2012

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	Marguerite M. Elias Norman Smagley

Enclosures